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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.6)*

SHOWBIZ PIZZA TIME, INC.
(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

0008253881309
(CUSIP Number)

ROBERT C. SCHWENKEL
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
ONE NEW YORK PLAZA
NEW YORK, NY 10004
212-859-8167

GARY J. COHEN
SIDLEY & AUSTIN
555 WEST FIFTH STREET
SUITE 4000
LOS ANGELES, CA 90013-1010
213-896-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

JUNE 6, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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The Schedule 13D filed with the Securities and Exchange
Commission (the "SEC") on April 26, 1995 (the "Schedule 13D") as amended by Amendments No. 1, 2, 3, 4 and 5 filed with the SEC, on behalf of New Valley Corporation ("New Valley"), BGLS Inc., Brooke Group Ltd., Bennett S. LeBow, Canyon Partners Incorporated, CPI Securities, L.P., Canpartners Incorporated, Mitchell R. Julis, R. Christian B. Evensen and Joshua S. Friedman in connection with the common stock, par value $0.10 per share of Showbiz Pizza Time, Inc., a Kansas corporation (the "Company") is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D).

Item 4 is hereby amended to add the following:

ITEM 4.  Purpose of Transaction

On June 2, 1995, Richard M. Frank, Chairman and Chief
Executive Officer of the Company sent a letter addressed to each of Showbiz Independent Stockholders Committee (the "Committee"),
Mr. Joshua S. Friedman and New Valley stating the following:

"Gentlemen:

We have reviewed the Proxy Statement of the ShowBiz Pizza
Independent Stockholders Committee and believe that there are material omissions rendering the Proxy Statement false and misleading.

In particular, the Proxy Statement fails to disclose the details of the financial arrangements between Canyon Partners incorporated and New Valley Corporation which, especially given New Valley's stated purpose of seeking to provide ShowBiz with financing, creates an actual conflict of interest for Mr. Friedman in connection with decisions regarding the Company's financing arrangements. In addition, the Proxy Statement does not disclose the effect that such conflict would have on Mr. Friedman's ability to act independently if elected as a director.

Moreover, we do not believe that the required disclosure can be incorporated by reference to the Schedule 13D filed by the New Valley group because the disclosure sent to stockholders would still be incomplete and materially misleading. For the same reasons, mere disclosure of the terms of the arrangement, or even the letter agreement itself, would be sufficient. We believe that in each case, the failure to identify both the existence and the effect of the conflicts of interest faced by Mr. Friedman would be false and misleading.

ShowBiz Pizza has an interest in seeing that its stockholders and the investing public are fully informed regarding nominees for election to its Board of Directors

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as well as any other matter material to the Company.  Therefore, we hereby demand that you make immediate and full disclosure of the various conflicts of interest faced by Mr. Friedman, as well as the effects of those conflicts. ShowBiz Pizza further reserves all rights it may have with respect to this matter, including without limitation under the federal securities laws and state corporate law."

On June 6, 1995, the Committee replied to Mr. Frank's letter as follows:

"Dear Sirs:

RE:  Showbiz Pizza Time, Inc. (the "Company")

We have now received both the additional proxy materials filed by the Company with the Securities and Exchange Commission (the
"SEC") on May 30, 1995 and your letter dated June 2, 1995 alleging that our proxy materials are false and misleading.

We are confident that our proxy discloses all material facts concerning the Committee's candidate, Joshua S. Friedman, and is not false and misleading in any respect. Indeed, the SEC reviewed and cleared our proxy materials prior to their being mailed to the Company's shareholders.

We too have an interest in seeing that the Company's shareholders and the investing public are fully informed regarding nominees for election to its Board. In this regard, we believe that the Company's proxy materials contain material omissions rendering them false and misleading. The materials do not disclose that three of the Company's executive officers, including an officer nominated for election at the forthcoming meeting, four of the Company's so called outside directors and Hallwood are the subject of a shareholders derivative action arising out of sales of the Company's stock by those persons in advance of bad news relating to the Company's financial forecasts. In addition, the Company's proxy materials misstate material facts regarding the financial performance of Brooke Group Ltd. and its affiliates. We also note that the Company's proxy materials contain spurious attacks on Brooke Group Ltd. and its affiliates in an attempt to divert attention away from the real issue, the merits of the candidates. We suggest that the Company amend its proxy disclosure immediately.

As for Mr. Friedman's purported conflict of interest, we believe that there is clearly no present conflict as no transaction between the Company and New Valley Corporation is currently pending. When elected to the Company's Board of Directors, Mr. Friedman will comply fully with all requirements of law in the exercise of his duties as a director. Mr. Friedman expects to bring to the Company's Board an independent and unbiased view of all transactions involving the Company.

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Finally, as holders of a substantial interest in the Company, we are rather surprised that the current Board has wasted corporate assets in its strenuous effort to block the election of one independent director to its nine member Board.

The Committee and each of its members reserves all rights it may have with respect to this matter, including, without limitation, rights and remedies under the federal securities laws and state corporate laws."

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 1995

NEW VALLEY CORPORATION


By:  /s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer


NEW VALLEY HOLDINGS, INC.


By:  /s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer


BGLS INC.


By:  /s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer


BROOKE GROUP LTD.


By:  /s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer

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BENNETT S. LEBOW


By:/s/ Bennett S. Lebow


CANYON PARTNERS INCORPORATED


By:  /s/ R. Christian B. Evensen
Name:  R. Christian B. Evensen
Title:  President


C.P.I. SECURITIES, L.P.

By:  Canpartners Incorporated, its General Partner


By:  /s/ R. Christian B. Evensen
Name:  R. Christian B. Evensen
Title:  President


CANPARTNERS INCORPORATED


By:  /s/ R. Christian B. Evensen
Name:  R. Christian B. Evensen
Title:  President


MITCHELL R. JULIS


/s/ Mitchell R. Julis


R. CHRISTIAN B. EVENSEN


/s/ R Christian B. Evensen

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JOSHUA S. FRIEDMAN


/s/ Joshua S. Friedman


K. ROBERT TURNER


/s/ K. Robert Turner

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